UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  0-18893

Amcor Limited

(Exact name of registrant as specified in its charter)

679 Victoria Street
Abbotsford  VIC 3067
AUSTRALIA
Telephone number: + 61 3 9226 9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares
American Depositary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provisions(s) relied upon to terminate the duty to file reports under the Securities Act of 1934:

Rule 12h-6(a)         ☒                                           Rule 12h-6(c)         ☐

Rule 12h-6(b)        ☐                                            Rule 12h-6(h)        ☐

PART I

Item 1.    Exchange Act Reporting History

A.            Amcor Limited (“Amcor”) first became subject to reporting obligations under Section 13(a) of the Exchange Act on January 11, 1993 with the listing of Amcor’s American Depositary Shares (represented by American Depositary Receipts and referred to herein as the “ADRs”) on the NASDAQ Stock Market LLC.

B.            Amcor has filed or submitted all reports required under section 13(a) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form.  Amcor has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.    Recent United States Market Activity

Amcor’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 on November 19, 1996.

Item 3.    Primary Trading Market

A.            Amcor maintains a listing of the ordinary shares on the Australian Securities Exchange in Australia, which constitutes the primary trading market for the ordinary shares.  The ADRs are not listed on any exchange outside the United States.

B.            The ordinary shares were initially listed on the Australian Securities Exchange on September 4, 1937.  Amcor has maintained a listing of the ordinary shares on the Australian Securities Exchange for at least the 12 months preceding the filing of this form.

C.            The percentage of trading in the ordinary shares that occurred in Australia as of the 12-month period ending April 30, 2007 is 95.95%.

Item 4.    Comparative Trading Volume Data

A.            The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is May 1, 2006 and the last date of such period is April 30, 2007.

B.            The average daily trading volume of the ordinary shares and ADRs (expressed in terms of the underlying ordinary shares) in the United States and worldwide for the period described in Item 4.A is set forth in the following table:

	United States	Worldwide
Traded as ordinary shares	491	3,137,147
Traded as ADRs (share equivalent)	132,047	132,047
TOTAL	132,538	3,269,194

C.            The average daily trading volume of the ordinary shares and the ADRs (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of the average daily trading volume of the ordinary shares worldwide for the period described in Item 4.A was 4.05%.

D.           The ADRs have not been delisted from a national securities exchange or inter-dealer quotation system in the United States.  Amcor filed a Form 25 to voluntarily withdraw the ADRs from listing on the NASDAQ Stock Exchange and registration under section 12(b) of the Exchange Act on June 4, 2007.

E.             Amcor has not terminated a sponsored ADR facility regarding the ordinary shares.

F.             The sources of the trading volume information used for determining whether Amcor meets the requirements of Rule 12h-6 are as follows:

Security	Market	Source
Amcor Ordinary Shares	Australian Securities Exchange	Bloomberg L.P.: AMC AU Equity HP
Amcor Ordinary Shares	Over-the-Counter trading in USA	Bloomberg L.P.: AMCRF US Equity HP
Amcor American Depositary Receipts	NASDAQ Stock Exchange	Bloomberg L.P.: AMCR US Equity HP

Item 5.    Alternative Record Holder Information

Not applicable.

Item 6.    Debt Securities

Not applicable.

Item 7.    Notice Requirement

A.            Amcor issued a press release on May 2, 2007 disclosing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act.  Amcor furnished the press release to the SEC under cover of Form 6-K on that date.

B.            Amcor disseminated the press release in the United States via PR Newswire on May 10, 2007.

Item 8.    Prior Form 15 Filers

Not applicable.

PART II

Item 9.    Rule 12g3-2(b) Exemption

Amcor will publish the information required under Rule 12g3-2(b)(1)(iii) on the “Investor Information” pages of its web site, www.amcor.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)                                  The average daily trading volume of its subject class of securities in the United States during the 12-month period specified in Item 4.A exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)                                  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)                                  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Amcor Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Amcor Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:
Name:	Julie McPherson
Title:	Company Secretary and Group General Counsel
Date:	June 4, 2007